EA Series Trust
19 East Eagle Road
Havertown, PA 19083

November 6, 2023

VIA EDGAR

Mr. David Mathews
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	EA Series Trust (the “Trust”), File Nos.: 333-195493 and 811-22961
WHITEWOLF Publicly Listed Private Equity ETF and
WHITEWOLF Commercial Real Estate Finance Income ETF (the “Funds”)
Request for Acceleration of the Effective Date of Post-Effective Amendment No. 282 to the Registration Statement on Form N-1A (the “Amendment”) as filed on October 16, 2203 (SEC Accession No. 0001592900-23-000886)
Dear Mr. Mathews:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Amendment be accelerated so that the same will become effective on Monday, November 13, 2023, or as soon as practical thereafter.
In connection with this request, Quasar Distributors, LLC, the principal underwriter for the Funds, has also signed this letter requesting acceleration.
If you have any questions regarding this request, please do not hesitate to contact me at 267-393-5233 or alyssa@etfarchitect.com.

Sincerely,

/s/ Alyssa M. Bernard
Alyssa M. Bernard
Secretary

QUASAR DISTRIBUTORS, LLC

/s/ Teresa Cowan
Teresa Cowan
President